FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Ultomiris NMOSD Ph. III trial met primary endpoint

5 May 2022 07:00 BST

Ultomiris met primary endpoint in CHAMPION-NMOSD Phase III trial in adults with neuromyelitis optica spectrum disorder

Zero adjudicated relapses observed among Ultomiris patients over a median treatment duration of 73 weeks

Positive high-level results from the open-label Phase III CHAMPION-NMOSD trial showed that Ultomiris (ravulizumab-cwvz) achieved a statistically significant and clinically meaningful reduction in the risk of relapse in adults with anti-aquaporin-4 (AQP4) antibody-positive (Ab+) neuromyelitis optica spectrum disorder (NMOSD) compared to the external placebo arm from the pivotal Soliris PREVENT clinical trial.

Ultomiris, the first and only long-acting C5 complement inhibitor, met the primary endpoint of time to first on-trial relapse, as confirmed by an independent adjudication committee. Notably, no relapse was observed in 58 patients over a median treatment duration of 73 weeks.

NMOSD is a rare and devastating autoimmune disease that affects the central nervous system (CNS), including the spine and optic nerves.1-3 Most people living with NMOSD often experience unpredictable relapses, a new onset of neurologic symptoms or worsening of existing neurologic symptoms, also referred to as attacks, which tend to be severe and recurrent and may result in permanent disability.4-6

Sean J. Pittock, MD, Director of Mayo Clinic's Center for Multiple Sclerosis and Autoimmune Neurology and of Mayo's Neuroimmunology Laboratory and lead primary investigator in the CHAMPION-NMOSD trial, said: "Every NMOSD relapse can have debilitating and irreversible consequences, so reducing relapses is critical. Patients on Ultomiris remained relapse free over a median treatment duration of 73 weeks in the trial."

Marc Dunoyer, Chief Executive Officer, Alexion, said: "Soliris established the role of complement inhibition in preventing relapses in NMOSD, and with Ultomiris, we continue to innovate for patients with a more convenient every eight-week dosing schedule. These trial results show that Ultomiris may help patients move towards eliminating relapses, which is an important advancement in the treatment of NMOSD."

The safety and tolerability of Ultomiris in the Champion-NMOSD trial were consistent with previous clinical studies and other approved indications. Fifty-six patients are continuing to receive treatment in a long-term extension period, which is ongoing.

The data will be presented at a forthcoming medical meeting and submitted to global health authorities as rapidly as possible to bring forward Ultomiris to the NMOSD community.

Notes

NMOSD
NMOSD is a rare disease in which the immune system is inappropriately activated to target healthy tissues and cells in the CNS.1,2 Approximately three-quarters of people with NMOSD are anti-AQP4 Ab+, meaning they produce antibodies that bind to a specific protein, aquaporin-4 (AQP4).7 This binding can inappropriately activate the complement system, which is part of the immune system and is essential to the body's defence against infection, to destroy cells in the optic nerve, spinal cord and brain.1,8,9

It most commonly affects women and begins in the mid-30s. Men and children may also develop NMOSD, but it is even more rare.10,11 People with NMOSD may experience vision problems, intense pain, loss of bladder/bowel function, abnormal skin sensations (eg, tingling, prickling or sensitivity to heat/cold) and impact on coordination and/or movement.3-5,12,13 Most people living with NMOSD experience unpredictable relapses, also known as attacks. Each relapse can result in cumulative disability including vision loss, paralysis and sometimes premature death.4-6 NMOSD is a distinct disease from other CNS diseases, including multiple sclerosis. The journey to diagnosis can be long, with the disease sometimes misdiagnosed.14-16

CHAMPION-NMOSD
CHAMPION-NMOSD is a global Phase III, open-label, multicentre trial evaluating the safety and efficacy of Ultomiris in adults with NMOSD. The trial enrolled 58 patients across North America, Europe, Asia-Pacific and Japan. Participants were required to have a confirmed NMOSD diagnosis with a positive anti-AQP4 antibody test, at least one attack or relapse in the twelve months prior to the screening visit, an Expanded Disability Status Scale Score of 7 or less and body weight of at least 40 kilograms at trial entry. Participants could stay on stable supportive immunosuppressive therapy for the duration of the trial.17

Due to the potential long-term functional impact of NMOSD relapses, a direct placebo comparator arm was precluded for ethical reasons. The active treatment was compared to an external placebo arm from the pivotal Soliris PREVENT clinical trial.

Over a median treatment duration of 73 weeks, all enrolled patients received a single weight-based loading dose of Ultomiris on Day 1, followed by regular weight-based maintenance dosing beginning on Day 15, every eight weeks. The primary endpoint was time to first on-trial relapse, as confirmed by an independent adjudication committee. The end of the primary treatment period could have occurred either when all patients completed or discontinued prior to the Week 26 visit and two or more adjudicated relapses were observed, or when all patients completed or discontinued prior to the Week 50 visit if fewer than two adjudicated relapses were observed.  In the trial, there were zero adjudicated relapses so the end of the primary treatment period occurred when the last enrolled participant completed the 50 week visit.

Patients who completed the primary treatment period were eligible to continue into a long-term extension period, which is ongoing.

Ultomiris
Ultomiris (ravulizumab-cwvz), the first and only long-acting C5 complement inhibitor, offers immediate, complete and sustained complement inhibition. The medication works by inhibiting the C5 protein in the terminal complement cascade, a part of the body's immune system. When activated in an uncontrolled manner, the complement cascade over-responds, leading the body to attack its own healthy cells. Ultomiris is administered intravenously every eight weeks in adult patients, following a loading dose.

Ultomiris is approved in the US for the treatment of certain adults with generalised myasthenia gravis.

Ultomiris is also approved in the US, EU and Japan for the treatment of certain adults and children with paroxysmal nocturnal haemoglobinuria.

Additionally, Ultomiris is approved in the US, EU and Japan for certain adults and children with atypical haemolytic uraemic syndrome to inhibit complement-mediated thrombotic microangiopathy.

As part of a broad development programme, Ultomiris is being assessed for the treatment of additional haematology and neurology indications.

Alexion
Alexion, AstraZeneca Rare Disease, is the group within AstraZeneca focused on rare diseases, created following the 2021 acquisition of Alexion Pharmaceuticals, Inc. As a leader in rare diseases for nearly 30 years, Alexion is focused on serving patients and families affected by rare diseases and devastating conditions through the discovery, development and commercialisation of life-changing medicines. Alexion focuses its research efforts on novel molecules and targets in the complement cascade and its development efforts on haematology, nephrology, neurology, metabolic disorders, cardiology and ophthalmology. Headquartered in Boston, Massachusetts, Alexion has offices around the globe and serves patients in more than 50 countries.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   Wingerchuk DM, Lennon VA, Lucchinetti CF, Pittock SJ, Weinshenker BG. The spectrum of neuromyelitis optica. Lancet Neurol. 2007;6(9):805-815.
2.   Wingerchuk DM. Diagnosis and treatment of neuromyelitis optica. Neurologist. 2007;13(1):2-11.
3.   Hamid SHM, Whittam D, Mutch K et al. What proportion of AQP4-IgG-negative NMO spectrum disorder patients are MOG-IgG positive? A cross sectional study of 132 patients. J Neurol. 2017;264(10):2088-2094.
4.   Wingerchuk DM, Weinshenker BG. Neuromyelitis optica. Curr Treat Options Neurol. 2008;10(1):55-66.
5.   Kitley J, Leite MI, Nakashima I, et al. Prognostic factors and disease course in aquaporin-4 antibody-positive patients with neuromyelitis optica spectrum disorder from the United Kingdom and Japan. Brain. 2012;135(6):1834-1849.
6.   Jarius S, Ruprecht K, Wildemann B, et al. Contrasting disease patterns in seropositive and seronegative neuromyelitis optica: a multicentre study of 175 patients. J Neuroinflamm. 2012;9:14.
7.   Wingerchuk DM, Hogancamp WF, O'Brien PC, Weinshenker BG. The clinical course of neuromyelitis optica (Devic's syndrome). Neurology. 1999;53(5):1107-1114.
8.   Papadopoulos MC, Bennett JL, Verkman AS. Treatment of neuromyelitis optica: state-of-the-art and emerging therapies. Nat Rev Neurol. 2014;10(9):493.
9.   Cossburn, M., et al. (2012). The Prevalence of Neuromyelitis Optica in South East Wales." Eur J Neurol., 19(4): 655-659.
10.  Takata K, Matsuzaki T, Tajika Y. Aquaporins: water channel proteins of the cell membrane. Prog Histochem Cytochem. 2004;39(1):1-83.
11.  Mori M, Kuwabara S, Paul F. Worldwide prevalence of neuromyelitis optica spectrum disorders. J Neurol Neurosurg Psychiatry. 2018 Jun;89(6):555-556. doi: 10.1136/jnnp-2017-317566. Epub 2018 Feb 7. PMID: 29436488.
12.  Quek AML, Mckeon A, Lennon VA et al. Effects of age and sex on aquaporin-4 autoimmunity. Arch Neurol 2012 and 69:1039-43.
13.  Tüzün E, Kürtüncü M, Türkoğlu R, et al. Enhanced complement consumption in neuromyelitis optica and Behcet's disease patients. J Neuroimmunol. 2011;233(1-2):211-215.
14.  Kuroda H, Fujihara K, Takano R, et al. Increase of complement fragment C5a in cerebrospinal fluid during exacerbation of neuromyelitis optica. J Neuroimmunol. 2013;254(1-2):178-182.
15.  Jarius, S., Wildemann, B. (2013). The History of Neuromyelitis Optica. J Neuroinflammation 10, 797.
16.  Mealy, M. A., et al. (2019). Assessment of Patients with Neuromyelitis Optica Spectrum Disorder Using the EQ-5D. International journal of MS care, 21(3), 129-134.
17.  ClinicalTrials.gov. An Efficacy and Safety Study of Ravulizumab in Adult Participants With NMOSD. NCT Identifier: NCT04201262. Available online. Accessed April 2022.

Dr. Pittock has provided consulting services to Alexion.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 05 May 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary